EXHIBIT A

                VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2006

                                 IN U.S. DOLLARS

                                      INDEX

                                                                   PAGE
                                                                -----------

REPORTS OF REGISTERED PUBLIC ACCOUNTING FIRMS                    F-2 - F-3

CONSOLIDATED BALANCE SHEETS                                      F-4 - F-5

CONSOLIDATED STATEMENTS OF OPERATIONS                               F-6

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)          F-7

CONSOLIDATED STATEMENTS OF CASH FLOWS                            F-8 - F-9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                      F-10 - F-38

[ERNST & YOUNG LOGO]

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                  TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

                          VOCALTEC COMMUNICATIONS LTD.

     We have audited the accompanying consolidated balance sheets of VocalTec Communications Ltd. ("the Company") and its subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's and its subsidiaries' internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's and its subsidiaries' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for the years then ended , in conformity with U.S. generally accepted accounting principles.

     As discussed in Note 2 to the consolidated financial statements, effective January 1, 2006 the Company adopted Statement of Financial Accounting Standards Board No. 123 (revised 2004) "Share Based Payment".

Tel-Aviv, Israel                                  KOST FORER GABBAY & KASIERER
March 30, 2007                                  A Member of Ernst & Young Global

[KESSELMAN & KESSELMAN, A MEMBER OF PRICEWATERHOUSECOOPERS]

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                             TO THE SHAREHOLDERS OF

                                   TDSOFT LTD.

     We have audited the accompanying consolidated balance sheet of Tdsoft Ltd. (the "Company") and its subsidiaries as of December 31, 2004 and the related consolidated statements of operations, changes in capital deficiency and cash flows for each of the two years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and the results of their operations, changes in capital deficiency and their cash flows for each of the two years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

     As more fully described in Note 1b to the accompanying consolidated financial statements, subsequent to December 31, 2005, the Company may be dependent on obtaining additional funding in order to continue its activities.

Tel-Aviv, Israel
November 17, 2005 except shares and per
share data as to which the date is
April 20, 2006

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                         DECEMBER 31,
                                                                                    ---------------------
                                                                         NOTE        2006           2005
                                                                         ----       -------       -------
    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                                         $ 5,954       $ 5,138
  Short term deposit                                                        4         3,000             -
  Restricted cash                                                                       162           153
  Trade receivables (net of allowance for doubtful accounts of $120
    and $50 as of December 31, 2006 and 2005, respectively                            1,443           575
  Prepaid expenses and other accounts receivable                            5           768         1,387
  Severance pay funds                                                                    91           338
  Inventories                                                               6         1,098           951
                                                                                    -------       -------

TOTAL current assets                                                                 12,516         8,542
                                                                                    -------       -------

SEVERANCE PAY FUNDS                                                                   1,186         1,628
                                                                                    -------       -------

PROPERTY AND EQUIPMENT, NET                                                 7           888         1,082
                                                                                    -------       -------

INTANGIBLE ASSETS:                                                        3,8
  Goodwill                                                                            6,950         7,237
  Other intangible assets                                                             3,047         3,953
                                                                                    -------       -------

TOTAL intangible assets                                                               9,997        11,190
                                                                                    -------       -------

Total assets                                                                        $24,587       $22,442
                                                                                    =======       =======

The accompanying notes are an integral part of the consolidated financial statements.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

                                                                                           DECEMBER 31,
                                                                                     ------------------------
                                                                           NOTE        2006            2005
                                                                           ----      --------        --------
    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Trade payables                                                                     $    930        $  1,446
  Accrued expenses and other accounts payable                                9          2,996           4,128
  Accrued severance pay                                                                   217             841
  Loan from shareholder                                                     10              -           1,031
  Deferred revenues                                                                       177             171
                                                                                     --------        --------

TOTAL current liabilities                                                               4,320           7,617
                                                                                     --------        --------

LONG-TERM LIABILITIES:
  Other liabilities                                                                         8             168
  Accrued severance pay                                                                 1,721           1,794
                                                                                     --------        --------

TOTAL long-term liabilities                                                             1,729           1,962
                                                                                     --------        --------

TOTAL liabilities                                                                       6,049           9,579
                                                                                     --------        --------

COMMITMENTS AND CONTINGENCIES                                               11


SHAREHOLDERS' EQUITY:                                                       12
  Share capital
    Ordinary shares of NIS 0.13 par value: Authorized - 150,000,000 shares at December 31, 2006 and 2005; Issued and outstanding -
      7,376,364 and 4,661,627 shares at December 31, 2006 and 2005,
      respectively                                                                        213             132
  Deferred stock based compensation                                                         -             (67)
  Additional paid-in capital                                                           92,228          79,652
  Accumulated deficit                                                                 (73,903)        (66,854)
                                                                                     --------        --------

TOTAL shareholders' equity                                                             18,538          12,863
                                                                                     --------        --------

                                                                                     $ 24,587        $ 22,442
                                                                                     ========        ========

The accompanying notes are an integral part of the consolidated financial statements.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

                                                                                YEAR ENDED DECEMBER 31,
                                                                       ---------------------------------------
                                                             NOTE        2006            2005          *) 2004
                                                             ----      --------        --------        -------
 Sales:                                                       14
   Products                                                            $  4,738        $  3,668        $ 3,719
   Services                                                               2,542             925            433
                                                                       --------        --------        -------

                                                                          7,280           4,593          4,152
                                                                       --------        --------        -------
 Cost of sales **):
   Products                                                               2,171           1,450          1,587
   Services                                                                 563             315             22
                                                                       --------        --------        -------

                                                                          2,734           1,765          1,609
 Inventory write-off                                                          -             639              -
 Amortization of intangible assets                                          392             172            206
                                                                       --------        --------        -------

                                                                          3,126           2,576          1,815
                                                                       --------        --------        -------

 Gross profit                                                             4,154           2,017          2,337
                                                                       --------        --------        -------

 Operating expenses:
   Research and development, net **)                          15          4,619           4,363          5,474
   Selling and marketing **)                                              4,147           2,763          1,909
   General and administrative **)                                         2,474           1,748            805
                                                                       --------        --------        -------

 TOTAL operating expenses                                                11,240           8,874          8,188
                                                                       --------        --------        -------

 Operating loss                                                          (7,086)         (6,857)        (5,851)
 Other income, net                                                           42              24              -
 Financial income, net                                        16             32             184            165
                                                                       --------        --------        -------

 Loss before tax benefit                                                 (7,012)         (6,649)        (5,686)
 Tax benefit                                                  17              -              19              -
                                                                       --------        --------        -------

 Net loss                                                              $ (7,012)       $ (6,630)       $(5,686)
                                                                       ========        ========        =======

 Accretion of redeemable convertible Preferred shares         12       $      -        $   (348)       $(3,256)
 Induced conversion of convertible Preferred shares           12              -         (17,406)             -
                                                                       --------        --------        -------
 Cumulative dividend on convertible Preferred shares                          -          (2,585)             -
                                                                       --------        --------        -------
 Dividend in respect of reduction in exercise price of
   certain warrants                                                         (37)              -              -
                                                                       --------        --------        -------

 Net loss attributable to common shareholders                          $ (7,049)       $(26,969)       $(8,942)
                                                                       ========        ========        =======

 Basic and diluted net loss per Ordinary share                13       $  (1.30)       $ (34.05)       $(24.16)
                                                                       ========        ========        =======

 Weighted average number of Ordinary shares used in
   computing net loss per Ordinary share - basic and
   diluted                                                                5,436             792            370
                                                                       ========        ========        =======

*) See Note 3a
**) Expenses include stock based compensation
    related to employees as follows:
    Cost of sales                                                      $      8        $      -        $     -
    Research and development, net                                           248             522            (26)
    Selling and marketing                                                   138              13              -
    General and administrative                                              554             268             (6)
                                                                       --------        --------        -------

                                                                       $    948        $    803        $   (32)
                                                                       ========        ========        =======

The accompanying notes are an integral part of the consolidated financial statements.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

                                                         NUMBER OF SHARES (*)                          AMOUNT
                                               --------------------------------------        ------------------------
                                               ORDINARY      ORDINARY A      PREFERRED     ORDINARY ORDINARY A  PREFERRED
                                               ---------       -------       --------        ----       ---       ---
Balance as of January 1, 2004                    370,059             -         83,479        $ 14       $ -       $ 3
Issuance of Ordinary A shares                          -        45,590              -           -         1         -
Forfeiture of options granted to
  employees, net                                       -             -              -           -         -         -
Accretion of redeemable convertible
   Preferred shares                                    -             -              -           -         -         -
Net loss                                               -             -              -           -         -         -
                                               ---------       -------       --------        ----       ---       ---

Balance as of December 31, 2004                  370,059        45,590         83,479          14         1         3
Accretion of redeemable convertible
   Preferred shares                                    -             -              -           -         -         -
Conversion of redeemable convertible
  Preferred B and C shares into
  Preferred shares                                     -             -         70,752           -         -         2
Stock based compensation related to
  shares and options issued to employees         122,343             -              -           3         -         -
Conversion of convertible Preferred
  shares into Ordinary shares                    199,821       (45,590)      (154,231)          6        (1)       (5)
Issuance of shares and options pursuant
  to the merger with VocalTec                  1,162,142             -              -          32         -         -
Exercise of employees stock options               17,979             -              -           -         -         -
Induced conversion of convertible
   Preferred shares                            2,789,283             -              -          77         -         -
Net loss                                               -             -              -           -         -         -
                                               ---------       -------       --------        ----       ---       ---

Balance as of December 31, 2005                4,661,627             -              -         132         -         -
Reclassification of deferred stock
  compensation due to the adoption of
  SFAS 123(R)                                          -             -              -           -         -         -
Stock based compensation related to
  options issued to employees
Exercise of employees stock options               29,737             -              -           1         -         -
Issuance of ordinary shares and
   warrants in private placements              2,685,000                                       80
Dividend in respect of reduction in
   exercise price of certain warrants
Net loss
                                               ---------       -------       --------        ----       ---       ---

Balance as of December 31, 2006                7,376,364             -              -         213         -         -
                                               =========       =======       ========        ====       ===       ===

                                                                                                             TOTAL
                                              ADDITIONAL       TREASURY      DEFERRED                    SHAREHOLDERS'
                                               PAID-IN          STOCK       STOCK BASED  ACCUMULATED        EQUITY
                                               CAPITAL         AT COST     COMPENSATION    DEFICIT       (DEFICIENCY)
                                               --------        ---------       ----        --------        --------
Balance as of January 1, 2004                  $      -        $  (1,445)      $(15)       $(33,926)       $(35,369)
Issuance of Ordinary A shares                   **) 445                -          -               -             446
Forfeiture of options granted to
  employees, net                                    (47)               -         15               -             (32)
Accretion of redeemable convertible
   Preferred shares                                (398)               -          -          (2,858)         (3,256)
Net loss                                              -                -          -          (5,686)         (5,686)
                                               --------        ---------       ----        --------        --------

Balance as of December 31, 2004                       -           (1,445)         -         (42,470)        (43,897)
Accretion of redeemable convertible
   Preferred shares                                   -                -          -            (348)           (348)
Conversion of redeemable convertible
  Preferred B and C shares into
  Preferred shares                               54,903                -          -               -          54,905
Stock based compensation related to
  shares and options issued to employees            867                -        (67)              -             803
Conversion of convertible Preferred
  shares into Ordinary shares                         -                -          -               -               -
Issuance of shares and options pursuant
  to the merger with VocalTec                     6,401            1,445          -               -        **)7,878
Exercise of employees stock options                 152                -          -               -             152
Induced conversion of convertible
   Preferred shares                              17,329                -          -         (17,406)              -
Net loss                                              -                -          -          (6,630)         (6,630)
                                               --------        ---------       ----        --------        --------

Balance as of December 31, 2005                  79,652                -        (67)        (66,854)         12,863
Reclassification of deferred stock
  compensation due to the adoption of
  SFAS 123(R)                                       (67)                -        67                               -
Stock based compensation related to
  options issued to employees                       948                -                                        948
Exercise of employees stock options                 149                -          -               -             150
Issuance of ordinary shares and
   warrants in private placements             **)11,509                                                      11,589
Dividend in respect of reduction in
   exercise price of certain warrants                37                                         (37)              -
Net loss                                                                                     (7,012)         (7,012)
                                               --------        ---------       ----        --------        --------

Balance as of December 31, 2006                  92,228                -          -         (73,903)         18,538
                                               ========        =========       ====        ========        ========

*)   For the periods until the date of the business combination (November 2005)
     - restated to reflect the number of the Company's shares issued in exchange for each type of Tdsoft shares in the business combination - see Notes 3a and 12a.

**) Net of issuance expenses of $ 1,075 and $ 217 and $ 50 in 2006, 2005 and 2004, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                    YEAR ENDED DECEMBER 31,
                                                                           ---------------------------------------
                                                                             2006            2005         *) 2004
                                                                           --------        -------        --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                                 $ (7,012)       $(6,630)       $ (5,686)
  Adjustments required to reconcile net loss to net cash used in operating activities:
    Depreciation and amortization                                             1,428            811             686
    Changes in the accrued liability for severance pay                         (697)            77             157
    Compensation expense related to shares and options issued to
      employees, net                                                            948            803             (32)
    Gain on sale of equipment                                                   (19)            (8)            (41)
    Loss (gain) on amounts funded in respect of severance pay                  (158)            14             (27)
    Decrease (increase) in trade receivables, net                              (868)           379            (233)
    Decrease (increase) in prepaid expenses and other receivables               610           (624)            (45)
    Decrease (increase) in inventories                                          (43)           500             628
    Increase (decrease) in trade payables                                      (483)          (423)            155
    Increase (decrease) in accrued expenses and other liabilities            (1,142)           295              67
    Increase (decrease) in deferred revenues                                      6             37            (141)
                                                                           --------        -------        --------

Net cash used in operating activities                                        (7,430)        (4,769)         (4,512)
                                                                           --------        -------        --------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment                                           (335)          (308)           (189)
  Cash and cash equivalents resulting from the merger between
    VocalTec and Tdsoft (schedule A)                                              -            727               -
  Cash and cash equivalents resulting from the acquisition of
    Be-Connected (schedule B)                                                     -              -             (20)
  Proceeds from sale of property and equipment                                   26            109             229
  Investment in short term deposit                                           (3,000)             -               -
Amounts withdrawn (funded) in respect of
  severance pay funds, net                                                      847            (33)           (132)
                                                                           --------        -------        --------

Net cash provided by (used in) investing activities                          (2,462)           495            (112)
                                                                           --------        -------        --------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Repayment of loan from shareholder                                         (1,031)             -               -
  Proceeds from issuance of shares upon exercise of stock options by
    employees                                                                   150            152               -
  Issuance of shares, net                                                    11,589              -               -
  Issuance expenses for Ordinary A shares                                         -              -             (50)
                                                                           --------        -------        --------

Net cash provided by (used in) financing activities                          10,708            152             (50)
                                                                           --------        -------        --------

Increase (decrease) in cash and cash equivalents                                816         (4,122)         (4,674)
Cash and cash equivalents at the beginning of the year                        5,138          9,260          13,934
                                                                           --------        -------        --------

Cash and cash equivalents at the end of the year                           $  5,954        $ 5,138        $  9,260
                                                                           ========        =======        ========

SUPPLEMENTAL CASH FLOWS INFORMATION:
  Cash paid during the year for income taxes                               $     27        $    10        $     21
                                                                           ========        =======        ========

*)   See Note 3a.

The accompanying notes are an integral part of the consolidated financial statements.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

SCHDULE A:

CASH AND CASH EQUIVALENTS RESULTING FROM THE MERGER BETWEEN VOCALTEC AND TDSOFT

                                                           YEAR ENDED DECEMBER 31,
                                                 -------------------------------------------
                                                    2006             2005            2004
                                                 ----------        -------        ----------
Working capital deficiency, excluding cash        $        -       $ 3,708         $        -
Loan granted to VocalTec prior to the acquisition          -           341                  -
Accrued severance pay, net                                 -           261                  -
Property and equipment                                     -          (328)                 -
Intangible assets other than goodwill                      -        (3,896)                 -
Goodwill                                                   -        (7,237)                 -
Issuance of shares                                         -         7,878                  -
                                                  ----------       -------         ----------

                                                  $        -       $   727         $        -
                                                  ==========       =======         ==========

SCHEDULE B:

CHANGE IN CASH AND CASH EQUIVALENTS RESULTING FROM THE ACQUISITION OF
BE-CONNECTED

                                           YEAR ENDED DECEMBER 31,
                                         ---------------------------
                                         2006       2005       2004
                                         -----     ------     -----

Assets of business upon acquisition:

Inventories                              $   -     $    -      (236)
Trade receivables                            -          -       (64)
Fixed assets                                 -          -        (3)
Issuance of shares                                              496
Intangible assets                            -          -      (213)
                                         -----     ------     -----

                                         $   -     $    -     $ (20)
                                         =====     ======     =====

The accompanying notes are an integral part of the consolidated financial statements.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 1:- GENERAL

     a. VocalTec Communications Ltd. ("VocalTec") and its subsidiaries ("the Company"), is a global provider of carrier-class multimedia and voice-over-IP solutions for communication service providers. The Company provides trunking, peering, access gateway and service delivery solutions that enable flexible deployment of next-generation networks (NGNs).

     b. On November 24, 2005, VocalTec acquired all of the issued and outstanding Ordinary shares of Tdsoft Ltd. ("Tdsoft"), a privately-held company organized in Israel, and as consideration issued to Tdsoft shareholders Ordinary shares of VocalTec constituting, immediately following such issuance, 75% of the issued and outstanding share capital of VocalTec. For accounting purposes, the transaction was accounted for as a reverse acquisition, with Tdsoft treated as the accounting acquirer. Accordingly, the acquisition was accounted for as a purchase business combination using Tdsoft's historical financial information and recording VocalTec acquired assets and assumed liabilities at fair value as of November 24, 2005 (see Note 3a).

     c. During 2006, 2005 and 2004, 31%, 34% and 46% of the Company's revenues, respectively, were derived from major customers (see Note
          14).

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

     The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP"). The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are:

     a.   Use of estimates:

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reported period. Actual results could differ from those estimates.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     b.   Financial statements in U.S. dollars:

          The financial statements have been prepared in U.S. dollars ("dollar"), since the currency of the primary economic environment in which the operations of the Company are conducted is the dollar. Most of the Company's revenues are generated in dollar. In addition, a considerable portion of the Company's costs is incurred in dollars and the Company's financing is obtained in dollar. The Company's management believes that the dollar is the currency of the primary economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar. Accordingly, the Company's and its subsidiaries' transactions and balances denominated in dollars are presented at their original amounts. Transactions and balances in other currencies have been remeasured into dollars in accordance with the guidance in Statements of the Financial Accounting Standard No. 52, "Foreign Currency Translation" ("SFAS No. 52").

          Amounts in currencies other than the dollar have been translated as follows:

          Monetary balances - at the exchange rate in effect on the balance sheet date.

          Revenues and costs - at the exchange rates in effect as of the date of recognition of the transactions.

          All exchange gains and losses from the remeasurement mentioned above are reflected in the statement of operations under financial income, net.

          The representative rate of exchange for the new Israeli shekel ("NIS") and the U.S. dollar at December 31, 2006 was $ 1.00 = NIS 4.225 (December 31, 2005 - NIS 4.603 and December 31, 2004 - NIS 4.308).

     c.   Principles of consolidation:

          The consolidated financial statements include the accounts of the Company and its directly and indirectly wholly-owned subsidiaries. As of the balance sheet date the only significant subsidiary is Tdsoft Ltd.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     d.   Business combination:

          Business combinations have been accounted for using the purchase method of accounting. Under the purchase method of accounting the results of operations of the acquired business are included from the effective date of acquisition. The costs to acquire companies, including transactions costs, have been allocated to the underlying net assets of the acquired company in proportion to their respective fair values. Any excess of the purchase price over estimated fair values of the identifiable net assets acquired has been recorded as goodwill.

     e.   Cash equivalents, restricted cash and short term bank deposits:

          Cash equivalents are short-term, highly liquid investments that are readily convertible to cash with original maturities of three months or less.

          Restricted cash is invested in highly liquid deposits, which are used as security for bank guarantees provided primarily to lessors of office premises and motor vehicles.

          Short term bank deposits with original maturities of more than three months but less than one year are presented as part of short-term investments. Such deposits are presented at cost including accrued interest. Interest on the deposits is recorded as financial income.

     f.   Inventories:

          Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolescence and discontinued products. Costs are determined as follows:

          Components cost is determined by the average-cost method.

          Finished goods are determined on the basis of direct costs, with costs measured on an average basis.

          Write-off of inventories for the years ended December 31,2006, 2005 and 2004 amounted to $0, $639 and $0, respectively.

     g.   Fair value of financial instruments:

          SFAS No. 107 "Disclosure about Fair Value of Financial Instruments", requires disclosure of an estimate of the fair value of certain financial instruments. The Company's financial instruments consist of cash and cash equivalents, short-term deposit, trade receivables, other accounts receivable, trade payables, other accounts payable and other liabilities. The estimated fair value of these financial instruments approximates their carrying value as of December 31, 2006 and 2005 due to the short term maturities of those instruments.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     h.   Property and equipment, net:

          Equipment is stated at cost less accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

                                                          %
                                       -----------------------------------------

Computers and related equipment                           33
Office furniture and equipment                          6 - 25
Motor vehicles                                            15
Leasehold improvements                 Over the shorter of the term of the lease
                                              or the life of the asset *)

          *)   See also Note 11d.

     i.   Impairment and disposal of long-lived assets:

          The Company's amortizable long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment is measured by the difference between the carrying amount of the asset and its fair value. During the periods presented no impairment changes were recorded.

     j.   Intangible assets:

          Intangible assets include mainly goodwill technology, customers relations, customer contracts and other identifiable intangible assets acquired in connection with the purchase of businesses. Technology and other identifiable intangible definite lived assets are amortized over their estimated useful lives.

          The Company evaluates the amortization periods of all identifiable intangible assets to determine whether events or circumstances warrant revised estimates of useful lives.

          Under Statement of Financial Accounting Standard No. 142 "Goodwill and other Intangible Assets" ("SFAS 142") goodwill is no longer amortized but instead is tested for impairment at least annually (or more frequently if impairment indicators arise).

          SFAS No. 142 requires to compare the fair value of the reporting unit to its carrying amount on an annual basis to determine if there is a potential impairment. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the implied fair value of the goodwill within the reporting unit is less than its carrying value. The fair value of the reporting unit is determined based on market capitalization. During the periods presented no impairment charges were recorded.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     k.   Revenue recognition:

          The Company generates revenues from licensing the rights to use its software products, from the sale of its systems and from providing maintenance and support services. The Company's products are sold also to resellers, who are considered end-users for the purpose of revenue recognition (except as indicated below).

          Revenue from software products is recognized when all criteria outlined in SOP 97-2 are met: persuasive evidence of an arrangement exists, the product has been delivered, no significant obligation to the customer remains, the sales price is fixed or determinable and collectibility is reasonably assured. The Company does not grant a right of return to its customers.

          Revenue from sale of systems is recognized upon delivery to the end-user or the reseller. Provisions for warranty are made at the time of the sale. Such revenues are recognized in accordance with Staff Accounting Bulletin No. 104 "Revenue Recognition in Financial Statements" ("SAB No. 104")

          Where software arrangements involve multiple elements, revenue is allocated to each undelivered element based on vendor specific objective evidence ("VSOE") of the fair value of the undelivered element. The VSOE used by the Company to allocate the arrangement fees to support services and maintenance is based on the price charged when these elements are sold separately (upon renewal). Revenues for the delivered product are recorded based on the "residual method" presented by SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition With Resepct to Certain Transactions", whereby the reminder of the arrangement fee, after allocating revenue to undelivered elements as described above is allocated to the delivered product. Under the residual method revenue is recognized for the delivered elements when (1) there is VSOE of fair value on all the undelivered elements and (2) all revenue recognition criteria of SOP 97-2 are satisfied. Under the residual method any discount in the arrangement is allocated to the delivered element.

          When an arrangement provides for acceptance of the product by the customer, revenue is not recognized until such acceptance is received.

          In certain cases, when the company sells its products through resellers in new and emerging market channels for which no comparable history has been established, the Company recognizes revenues only when all obligations to the end user have been completed, provided all other revenue recognition criteria have been met.

          Arrangements including training and installation services are recognized only after the services are performed.

          Revenue from software maintenance and technical support contracts is recognized on a straight line basis over the term of the maintenance and support arrangement.

          Engineering services are recognized as services are performed

          Deferred revenue includes unearned amounts received under the maintenance and support contracts, and amounts received from customers but not recognized as revenues.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          For the sale of systems the Company records at the time of sale a provision to cover the expected costs in order to honor its warranty obligation. As of December 31, 2006 and 2005 the warranty provision amounted to $ 20 and $ 180, respectively.

     l.   Research and development costs, net:

          Research and development costs, net of grants received, are charged to the statement of operations as incurred. Statement of Financial Accounting Standard No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed", ("SFAS No. 86"), requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Costs incurred by the Company between the establishment of technological feasibility and the point at which the products are ready for general release, have been insignificant. Therefore, all research and development costs have been expensed. Research and development grants were deducted from research and development costs (See m below).

     m.   Royalties-bearing grants

          Royalty-bearing grants from the Government of Israel and other governmental institutions for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the research and development costs incurred. Such grants are included as a deduction of research and development costs since at the time received it is not probable the Company will generate sales from these projects and pay the royalties resulting from such sales. For the grants received and deducted from the research and development costs - see Note 15.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     n.   Income taxes:

          Income taxes are accounted for in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on temporary differences between financial reporting and tax bases of assets and liabilities and for carry forward losses. Deferred taxes are measured using the enacted tax rates that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, to reduce deferred tax assets to their estimated realizable value.

     o.   Share-based compensation:

          Until January 1, 2006, the Company has elected to follow Accounting Principles Board Statement No. 25, "Accounting for Stock Options Issued to Employees" ("APB No. 25") and Financial Accounting standard Board (FASB) Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN No. 44") in accounting for its employee stock option plans. According to APB No. 25, compensation expense is measured under the intrinsic value method, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock over the exercise price at the grant date of the award. Forfeitures are accounted for as occurred.

          Effective January 1, 2006, the Company adopted FASB Statement No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)") , and related Securities and Exchange Commission rules included in Staff Accounting Bulletin No. 107, on a modified prospective basis. Under this method, compensation cost recognized in 2006 includes costs related to 1) all share-based payments granted prior to but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123 and 2) all share-based payments granted subsequent to January 1, 2006 based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). Results for prior periods have not been restated. Compensation cost for stock options is recognized ratably over the vesting period using the straight line method.

          SFAS No. 123(R) requires companies to estimate the fair value of equity based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated income statements.

          As a result of adopting Statement 123(R) on January 1, 2006 the Company's loss before income taxes and net loss for the year ended December 31, 2006 are $585 higher, respectively, than if the Company had continued to account for share-based compensation under Opinion
          25. Basic and diluted loss per share for the year ended December 31, 2006 are $0.11 higher, respectively, than if the Company had continued to account for share-based compensation under Opinion 25.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          The Company estimates the fair value of stock options on the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                     2006             2005             2004
                                  ---------        ----------       ---------

Dividend yield                        0%               0%               0%
Expected volatility                  105%             102%             94%
Risk-free interest rate              4.9%             4.4%             3.9%
Weighted average expected life    4.6 years        4.17 years       5.0 years
Forfeiture rate                      7.5%              -                -

          The Company is required to assume a dividend yield as an input in the Black-Scholes model. The dividend yield assumption is based on Company's historical and expectation of future dividend. The dividend yield used for the twelve months ended December 31, 2006 was 0%, as the Company does not expect to pay dividend over the option terms.

          The weighted average volatility used for the twelve months ending December 31, 2006 was 105%. This assumption is based on the historical volatility of the Company's stock over a period equal to the expected life of the option.

          The risk-free interest rate assumption is based on observed interest rates appropriate for the term of the Company's employee stock options. Weighted average interest rate used for the twelve months ended December 31, 2006 was 4.9%.

          The Company determined the expected life of the options according to the "simplified method" allowed under SAB107, which is the average of the vesting and the contractual term of the Company's stock options. Expected life used for the twelve months ended December 31, 2006 was
          4.6 years.

          The computation of the forfeiture rate is based on the historical observation of employees pre-vesting termination behavior.

          The Company's aggregate compensation cost for the twelve months ended December 31, 2006 totaled $948.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          The following table illustrates the effect on net and net earnings loss per share, assuming that the Company had applied the fair value recognition provisions of SFAS 123 to options granted under the Company's stock options plans in all periods presented prior to the adoption of SFAS 123(R). For purposes of this pro forma disclosure, the value of the options is estimated using a Black-Scholes-Merton option-pricing model and amortized to expense over the options' vesting periods using the accelerated attribution method.

                                                             YEAR ENDED DECEMBER 31
                                                             -----------------------
                                                               2005            2004
                                                             --------        -------
Net loss as reported                                         $ (6,630)       $(5,686)

Add: stock based employee compensation expense
  (reversal income) included in reported net loss for
  the year                                                        803            (32)
Deduct: stock based employee compensation expense
  reversal income determined under fair value method
  for all options granted                                      (1,129)          (220)
                                                             --------        -------

Pro forma net loss                                           $ (6,956)       $(5,938)
                                                             ========        =======

Accretion of redeemable convertible Preferred shares         $   (348)       $(3,256)
Induced conversion of convertible Preferred shares            (17,406)             -
                                                             --------        -------
Cumulative dividend on convertible preferred shares            (2,585)             -
                                                             --------        -------

Pro forma net loss attributable to common shareholders       $(27,295)       $(9,194)
                                                             ========        =======

Basic and diluted net loss per Ordinary share:
  Net loss per Ordinary share as reported                    $ (34.05)       $(24.16)
  Pro forma net loss per Ordinary share                      $ (34.46)       $(24.84)

          The Company's additional disclosures required by SFAS 123(R) are provided in Note 12.

          As of December 31, 2006, the total unrecognized estimated compensation cost related to non-vested stock options granted prior to that date was $2,545, which is expected to be recognized over a period of up to four years. The total intrinsic value of stock options exercised during 2006 was $102. The Company recorded cash received from the exercise of stock options of $150 during the year ended December 31, 2006.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     p.   Severance pay:

          The Company's liability for severance pay for its Israeli employees is calculated pursuant to Israel's Severance Pay Law and employment agreements based on the most recent salary of the employees. The Company's liability for all of its employees, is fully covered for by monthly deposits with insurance policies and by an accrual. The value of these insurance policies is recorded as an asset in the Company's balance sheet.

          The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these funds and includes immaterial profits.

          Severance expense for the years ended December 31, 2006, 2005 and 2004 amounted to approximately $ 170, $ 77 and $ 157, respectively.

     q.   Concentration of credit risks:

          Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, marketable securities and trade receivables.

          Cash and cash equivalents and the short term deposit are invested in U.S. dollars with major banks in the United States and in Israel. Management believes that the financial institutions that hold the Company investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

          The Company's trade receivables are generally derived from sales of products and services rendered to large and solid organizations located primarily in Europe, North America, and the Far East. The Company performs ongoing credit evaluations of its customers. To date the Company has not experienced any material losses in respect of its trade receivable. For new customers, the Company may require a letter of credit or. An allowance for doubtful accounts is determined based on Management's estimation and historical experience.

          Expense resulting from the net increase in the allowance for doubtful accounts was $ 70, $ 0 and $ 38 for the years ended December 31, 2006, 2005 and 2004, respectively.

          As of December 31, 2006, there is no significant off-balance sheet concentration of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     r.   Net loss per share:

          Basic net loss per share is computed using the weighted average number of Common shares outstanding during the period, and excludes any dilutive effects of options. Diluted net loss per share is computed using the weighted average number of Common shares plus dilutive potential shares of Ordinary stock considered outstanding during the period. In accordance with Emerging Issues Task Force Issue 03-6 "Participating Securities and the Two-Class Method under FASB Statement No. 128" ("EITF 03-6"), participating convertible securities are excluded from the computation since there is no contractual obligation for these securities to share in the Company net loss.

          In the years ended December 31, 2006, 2005 and 2004, all outstanding stock options and in the years ended December 31, 2005 and 2004 also all the series of Preferred shares have been excluded from the calculation of the diluted net loss per Ordinary share since such securities were anti-dilutive.

     s.   Recently issued Accounting Standards:

          In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurements". This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company has not yet determined the effect that adoption of SFAS No. 157 will have on its consolidated Financial Statements.

          In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), an interpretation of SFAS 109, "Accounting for Income Taxes". FIN 48 prescribes a comprehensive model for how companies should recognize, measure, present and disclose, in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under FIN 48, tax positions shall initially be recognized in the financial statements when it is more-likely-than-not the position will be sustained upon examination by the tax authorities. Such tax positions shall initially and subsequently be measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and all relevant facts. FIN 48 also revises disclosure requirements to include an annual tabular rollforward of unrecognized tax benefits. The provisions of this Interpretation are required to be adopted for fiscal periods beginning after December 15, 2006. The Company will be required to apply the provisions of FIN 48 to all tax positions upon initial adoption with any cumulative effect adjustments to be recognized as an adjustment to retained earnings. The Company has not yet determined the effect of adoption of FIN No. 48 will have on its consolidated Financial Statements.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," ("SFAS No. 159"), which permits companies to choose to measure certain financial instruments and other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company will adopt SFAS No. 159 no later than January 1, 2008. The Company has not yet determined the effect that the adoption of SFAS No. 159 will have on its consolidated financial statements.

     t.   Reclassification:

          Certain figures from prior years have been reclassified in order to conform to the 2006 presentation.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 3:- BUSINESS COMBINATION

     a.   TdSoft:

          On November 24, 2005 VocalTec acquired all the issued and outstanding Ordinary shares of Tdsoft Ltd. ("Tdsoft"), a provider of Voice over IP gateways for carriers, in consideration for issuance of shares to Tdsoft shareholders representing as of the closing date of the transaction 75% of the issued and outstanding share capital of VocalTec. As a result, Tdsoft became a wholly-owned subsidiary of VocalTec. Although the merger with Tdsoft was formed as a merger of Tdsoft into VocalTec, immediately after the merger the shareholders of Tdsoft held the majority of VocalTec outstanding Ordinary shares. Accordingly, for accounting and financial reporting purposes, the merger was treated as a reverse acquisition of VocalTec by Tdsoft under the purchase method of accounting pursuant to Statement of Financial Accounting Standard No. 141 "Business Combination" ("SFAS 141"). The financial statements of the combined company reflect the financial statements of Tdsoft on a historical basis and include the results of operations and cash flows of VocalTec from November 24, 2005. However, Tdsoft's shareholders' equity was restated retroactively to reflect the transaction as a reverse recapitalization. As such, all share capital (number and amounts) reflect Vocaltec shares exchanged for the Tdsoft shares existing at each relevant date.

          The fair value of the Ordinary shares of VocalTec was determined based on the average market price of the shares during the period of two days before and ending two days after the date VocalTec and Tdsoft announced the merger agreement on October 28, 2005. The purchase price also included the fair value of the VocalTec stock options and other costs of the transaction. Accordingly, the total purchase price was as follows:

Number of shares of VocalTec outstanding as of November 24, 2005                     $1,162,142
                                                                                     ==========

VocalTec's average share price for the two trading days before through the two trading days after October 28, 2005, the date VocalTec and Tdsoft announced
  their merger                                                                             6.77
                                                                                     ==========

Fair value of VocalTec's Ordinary shares                                             $    7,869
Fair value of 186,597 VocalTec share options *)                                             226
Transaction costs of Tdsoft                                                                 138
                                                                                     ----------

Purchase price                                                                       $    8,233
                                                                                     ==========

          *) The fair value of the options was determined based on the Black & Scholes options pricing model.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 3:- BUSINESS COMBINATION (CONT.)

          The purchase price was allocated based on an estimate of the fair value of the assets acquired and the liabilities assumed as of November 24, 2005, as follows:

Current assets                                            $  2,009
Severance pay funds                                          1,123
Equipment                                                      328
                                                          --------

TOTAL tangible assets                                        3,460
                                                          --------

Identifiable intangible assets:
  Current Essentra technology (7 years useful life)          1,963
  Current VEA technology (2 years useful life)                 123
  Customer contract (1 year useful life)                       372
  Customer relations (7 years useful life)                     887
  Trade name (10 years useful life)                            301
  Patents (10 years useful life)                               250
  Goodwill (*)                                               6,950
                                                          --------

TOTAL intangible assets acquired                            10,846
                                                          --------

TOTAL tangible and intangible assets acquired               14,306
                                                          --------

TOTAL liabilities assumed (*)                               (6,073)
                                                          --------

Net assets acquired                                       $  8,233
                                                          ========

          (*) After reduction of $287 due to adjustments to the estimated fair value of the inventory acquired and certain liabilities assumed, mainly the accrued expenses with respect to office lease.

          The resulting goodwill is attributed but is not limited to the synergistic value and potential benefits that could be realized by the Company from the acquisition, as well as VocalTec's skilled and specialized workforce. The goodwill is not deductible for tax purposes. In accordance with Statement of Financial Accounting Standards No. 142 ("SFAS 142") "Goodwill and Other Intangible Assets", goodwill arising from acquisition will not be amortized.

          Values assigned to intangible assets were determined using the income approach by discounting the future cash flows an asset will generate over its remaining useful life. Current assets and liabilities were recorded at their carrying value since such carrying amounts were proxies for their market values due to their short-term maturities.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 3:- BUSINESS COMBINATION (CONT.)

     b.   Be-Connected:

          In May 2004, Tdsoft entered into an Assets Purchase Agreement with Be-Connected Ltd., an Israeli privately held company, pursuant to which Tdsoft acquired Be-Connected's assets, including the intellectual property rights and the business of the TAS product, a multi service access platform and assumed certain liabilities, primarily related to supporting customers and paying royalties to the Office of the Chief Scientist of the Ministry of Industry and Trade in Israel. The purchase was in consideration of $ 20 in cash and issuance of 45,439 Ordinary A shares, representing 8% ownership of Tdsoft, which were valued at approximately $ 496, based on the Tdsoft's average share price of $ 0.25, as determined by an external appraiser. Tdsoft incurred $ 50 of issuance expenses with respect to the issuance of the shares. In addition, the results of Be Connected operation have been included in the consolidated financial statements since May 1, 2004.

          The acquisition was accounted for using the purchase method under SFAS No. 141. The purchase price was allocated to those assets acquired based on the estimated fair value of those assets as of the acquisition date, as follows:

Current assets                                                                      $  300
Property and equipment                                                                   3
Identifiable intangible assets:
  Technology (11 years useful life)*                                                   182
  Customer backlog (1 year useful life)                                                  3
  Customer relationship (5 years useful life)                                           28
                                                                                    ------

Assets acquired                                                                     $  516
                                                                                    ======

Excess of net fair value over purchase price allocated to none-current assets       $1,197
                                                                                    ======

          (*) In 2005 the Company changed estimated useful life acquired technology from 11 to 5 years.

     c.   Supplemental pro forma information (unaudited):

          The unaudited pro forma information regarding 2005 and 2004 presents the results of operations of Tdsoft after giving effect to the merger with Vocaltec in 2005 and the acquisition of Be-Connected in 2004, and includes the effect of amortization of intangible assets from these dates. The pro forma information is based upon the historical financial statements of VocalTec, TdSoft and Be-Connected. The pro forma data does not incorporate, nor does it assume, any benefits from cost savings or synergies of the combined companies. The pro forma data is presented for comparative purposes only and is not necessary indicative of the operating results that would have occurred had the merger been consummated at the dates indicated, nor are they necessarily indicative of future operating results or financial conditions.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 3:- BUSINESS COMBINATION (CONT.)

                                                                     YEAR ENDED
                                                                     DECEMBER 31,
                                                             ---------------------------
                                                                 2005             2004
                                                             ------------       --------
                                                                     (UNAUDITED)
                                                             ---------------------------
Sales                                                        $      8,427       $  9,987
                                                             ============       ========

Operating loss                                               $    (16,833)      $(20,227)
                                                             ============       ========

Net loss                                                     $    (15,137)      $(19,893)
                                                             ============       ========

Basic and diluted net loss per Ordinary share                $     (19.28)      $ (15.11)
                                                             ============       ========

Weighted average number of Ordinary shares used in
   computation of basic and diluted net loss per share              1,840          1,532
                                                             ============       ========

NOTE 4:- SHORT TERM DEPOSIT

     Includes a bank deposit in U.S. dollars, bearing an annual weighted average interest rate of 5.2% per annum.

NOTE 5:- PREPAID EXPENSES AND OTHER ACCOUNTS RECEIVABLE

                                              DECEMBER 31,
                                           -------------------
                                            2006         2005
                                           ------       ------

Prepaid expenses                           $  112       $  105
Research and development
  participation and grants receivable         460          970
Government authorities                        162          226
Other                                          34           86
                                           ------       ------

                                           $  768       $1,387
                                           ======       ======

NOTE 6:- INVENTORIES

                                        DECEMBER 31,
                                      -----------------
                                       2006        2005
                                      ------       ----

Components and work in progress       $  538       $752
Finished goods **)                       560        199
                                      ------       ----

                                       1,098       $951
                                      ======       ====

          *) Write-off of inventories for the years ended December 31, 2006, 2005 and 2004 amounted to $ 0, $ 757 and $ 0, respectively.

          **) As of December 31, 2006 and 2005, $ 560 and $ 199, respectively, finished goods were delivered to customers' sites and were not recognized as cost of sales since revenue recognition criteria for the related sales have not been met.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 7:- PROPERTY AND EQUIPMENT, NET

                                                                   DECEMBER 31,
                                                               -------------------
                                                                2006         2005
                                                               ------       ------
Cost:
  Computers and related equipment                              $4,409       $4,083
  Office furniture, equipment and leasehold improvements        1,304        1,295
  Motor vehicle                                                    29          122
                                                               ------       ------

                                                                5,742        5,500

Less - accumulated depreciation                                 4,854        4,418
                                                               ------       ------

Depreciated cost                                               $  888       $1,082
                                                               ======       ======

     Nearly all of the property and equipment is located in Israel.

     Depreciation expense was $ 522, $ 581 and $ 484 for the years ended December 31, 2006, 2005 and 2004, respectively.

NOTE 8- GOODWILL AND OTHER INTANGIBLE ASSETS

                                                                           DECEMBER 31,
                                                                       --------------------
                                                                        2006          2005
                                                                       ------       -------
Cost:
  Technology, customer relations and other intangible assets (1)       $4,859       $ 4,859
Accumulated amortization:
  Technology, customer relations and other intangible assets (1)        1,812           906
                                                                       ------       -------

                                                                        3,047         3,953
                                                                       ------       -------

Goodwill                                                                6,950         7,237
                                                                       ------       -------

Amortized cost                                                         $9,997       $11,190
                                                                       ======       =======

     1. The future annual estimated amortization expense in the next 5 years relating to VocalTec's amortizable intangible assets existing as of December 31, 2006, is approximately as follows:

                       TOTAL
                    AMORTIZATION
                  ----------------
2007                   $ 566
2008                     511
2009                     462
2010                     462
2011                     462

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 8:- GOODWILL AND OTHER INTANGIBLE ASSETS (CONT.)

     2. The changes in the carrying amount of goodwill for the period ended December 31, 2006 is as follows:

Balance as of December 31, 2004                                  $     -
                                                                 -------

Newly consolidated Company                                         7,237

Balance as of December 31, 2005                                  $ 7,237

Adjustment to the initial allocation of the purchase price
  resulted from changes in the estimated fair value of
  Vocaltec assets acquired and liabilities assumed (see
  note 3a)                                                          (287)
                                                                 -------

Balance as of December 31, 2006                                  $ 6,950
                                                                 =======

     3. Amortization expenses amounted to approximately $ 906, $ 230 and $ 206 for the years ended December 31, 2006, 2005 and 2004, respectively.

     4. In 2005, Tdsoft changed the estimated useful life of the acquired technology acquired, as part of the Be-Connected asset purchase from May 2004 from 11 years to 5 years (see Note 3b) in order to reflect the expected useful life of the assets as a result of the rapid changes in the industry. Accordingly, the amortization expenses were increased by $ 20 in 2005.

NOTE 9:- ACCRUED EXPENSES AND OTHER ACCOUNTS PAYABLE

                                           DECEMBER 31
                                       -------------------
                                        2006         2005
                                       ------       ------

Employees and payroll accruals         $  948       $  773
Accrued expenses                          303          777
Accrued vacation pay                      620          778
Government Institutions                   962          911
Office lease                               97          288
Directors and officers insurance            -          438
Other                                      66          163
                                       ------       ------

                                       $2,996       $4,128
                                       ======       ======

NOTE 10- LOAN FROM SHAREHOLDER

     In July 2005, the Company received a bridge loan in the amount of $ 1,000 from Deutsche Telekom, one of its major shareholders prior to the merger with Tdsoft Ltd. The loan bears interest at the rate of 7.05% per annum payable along with the principal in July 2006. In connection with the loan, the Company agreed to put the source code of one of its products in escrow in favor of Deutsche Telekom and not to create, without the approval of Deutsche Telekom, any security interest over such source code. During July 2006, the loan was fully repaid, including accrued interest.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 11:  COMMITMENTS AND CONTINGENCIES

     a. In connection with its research and development activities through December 31, 2006, the Company received and accrued participation payments from the Office of the Chief Scientist of the Ministry of Industry and Trade in Israel ("OCS"). In return for the Government of Israel's participation, the Company is committed to pay royalties at a rate of 3.5% - 4.5% of sales of the developed product, up to 100% of the amount of grants received linked to the U.S. dollar (for grants received under programs approved subsequent to January 1, 1999, 100% plus interest at LIBOR).

          The Company's total contingent liability for royalties payable to the OCS with respect to future sales, based on Government of Israel participations received or accrued, net of royalties paid or accrued, totaled approximately $ 19,322 as of December 31, 2006 and $17,128 as of December 31, 2005. The obligation to pay these royalties is contingent on actual sales of the products, and in the absence of such sales, no payment is required.

          Cost of sales includes royalties paid and accrued to the Government of Israel in the amount of $ 201, $ 63 and $ 67 for the years ended December 31, 2006, 2005, and 2004, respectively.

     b. In April 2005, Tdsoft entered into a co-operation and project funding agreement effective as of December 1, 2004, with Nuera Communications, Inc. ("Nuera") and the Israel-United States Bi-national Industrial Research and Development Fund ("BIRD"), for the development of "Next Generation VoIP Gateway" with certain funding assistance from the BIRD.

          Under the agreement, Tdsoft shall be reimbursed by the BIRD for 50% of its research and development expenses, up to an aggregate amount of $
          770. In accordance with the agreement with BIRD, Tdsoft is obligated to pay royalties at the rate of 5% of the sales of the developed products up to a maximum of 150% of the amount received depending of the year following the termination of the agreement in which the participation is fully paid. During 2006 and 2005, grants received and accrued from BIRD amounted to $ 21 and 749, respectively. Tdsoft's contingent liability to the BIRD amounts to approximately $ 770. The obligation to pay these royalties is contingent on actual sales of the products, and in the absence of such sales, no payment is required.

          The Company has no future commitments for royalties in respect of other participations received.

     c. Certain allegations, mainly for patent infringement and breach of contract have been made against VocalTec Ltd., Tdsoft Ltd. or its U.S. subsidiary. These allegations have not resulted in any action brought against the Company. The Company's management does not believe that it is probable that the above mentioned allegations will result in a loss to the Company. Accordingly, no provision was recorded with respect to these allegations.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 11:  COMMITMENTS AND CONTINGENCIES (CONT.)

     d. The Company's facilities in Israel are rented under operating leases with different periods ending through April 2010 (with renewal option). Rent expense amounted to $ 256, $ 308 and $ 368 for the years ended December 31, 2006, 2005 and 2004, respectively. Annual minimum rental commitments under non-cancelable leases at balance sheet date are approximately as follows:

          2007                   $   415
          2008                       468
          2009                       468
          2010                       117
                                 -------

          Total                  $ 1,468

          The Company also maintains motor vehicle leases. The total liability for early termination of such leases is approximately $ 48. Motor vehicle lease expense amounted to $ 470, $ 390 and $ 130 for the years ended December 31, 2006, 2005 and 2004, respectively.

     e. Under the purchase agreement with Be-Connected (see Note 3b), the bank provided the shareholders of Be-Connected on behalf of Tdsoft a bank guarantee of $ 500, in respect of certain guarantees that a shareholder of Be-Connected gave to its customers. $ 140 out of the $ 500 expired in November 2006, the other $ 360 will expire in May 2009.

     f. The bank provided with respect to offices lessors bank guarantee on behalf of Tdsoft, in the amount of $ 166.

          The bank provided certain lessors bank guarantees in the total amount of $ 140 on behalf of the Company, primarily in connection with its offices and motor vehicles.

NOTE 12:- SHARE CAPITAL

     a.   Share capital

     1. All Ordinary shares of the Company have the same rights. Dividends declared by the company will be distributed to shareholders in proportion to their holdings. If the Company is liquidated, after satisfying liabilities to creditors, the Company's assets will be distributed to the holders of Ordinary shares in proportion to their holdings.

          Holders of Ordinary shares have one vote for each paid-up Ordinary share on all matters submitted to a vote of our shareholders. These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 12:- SHARE CAPITAL (CONT.)

     2. Pursuant to an amendment to the articles of association of Tdsoft, which amendment was adopted immediately prior to the consummation of the business combination between VocalTec and TdSoft in November 2005, all series of convertible Preferred shares were converted into Ordinary shares of TdSoft. Immediately after, all the Ordinary shares of TdSoft were exchanged for VocalTec Ordinary shares. The conversion ratio was established for each class of shares. The group of the founders and the employees of the Company received a preferred conversion ratio, according to which the founders and the employees received approximately twice the amount received by the other Ordinary shareholders. Accordingly the Company recorded stock-based compensation in the amount of $ 870, of which $ 803 was recorded in the statement of operations in 2005.

          In addition, the Preferred shareholders also received a preferred conversion ratio over the Ordinary Shares, although the original terms of the convertible Preferred shares provided for a conversion at the ratio of 1:1. Consequently, as required by EITF D-42, "The Effect on the Calculation of Earnings per Share to the Redemption or Induced Conversion of Preffered Stock" and EITF D-53, "Compatation of Earnings per Share for a Period that Includes a Redemption or an Induced Conversion of a Portion of a Class of Preffered Stock", the financial statements for the year ended December 31, 2005 include an amount of $ 17,406 attributed to the value of the incremental number of Ordinary shares received by the holders of the preferred stock upon the conversion of the preferred stock as part of the business combination with VocalTec.

          All the share stock amounts have been restated to reflect the Ordinary shares received as part of the business combination, as described in
          Note 3a.

     3. Prior to the conversion and exchange of all the shares of TdSoft, the holders of series B and C Preferred shares of Tdsoft had certain redemption rights. In February 2005, all redemption rights were waived and the redeemable convertible Preferred shares were converted into convertible Preferred shares.

          The Preferred shares also held certain liquidation preferences over Ordinary shares (Preferred C prior to Preferred A and Preferred B, Preferred A and B prior to all Ordinary shares and Ordinary A shares prior to Ordinary shares), and were convertible into Ordinary shares as follows: each series A Preferred share, series B and B-2 Preferred share and series C Preferred share was convertible at any time into an Ordinary share at the option of the holder.

          In addition, holders of series A, series B, series B-2 and series C convertible Preferred shares were entitled to receive cumulative dividends in preference to the holders of Ordinary and Ordinary A shares at the rate of 8% per annum. Such dividends would accrue quarterly for the benefit of the holders of the Preferred shares.

     4. On November 25, 2005, the Company effected a reverse split of its issued and outstanding share capital of 1:13. All the stock share amounts were adjusted to reflect the reverse split.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 12:- SHARE CAPITAL (CONT.)

     b. In May 2006 the Company issued in a private placement in consideration for $ 4,591, net of issuance expenses of $ 548, 935,000 Ordinary Shares and warrants to purchase up to 424,050 Ordinary Shares at an exercise price of $ 7.9 per share. The warrants became exercisable 6 months after issuance and will remain exercisable until the fifth anniversary of the date of issuance. According to the agreements, the investors have the right to receive payment for liquidated damages if a registration statement on Form F-3 is not declared effective within 60 days from the date of the closing and/or the failure to maintain the registration Statement effective. The liquidated damages will be in the amount of 0.0333% of the purchase price paid by the investors for each day of delay up to 10% of the proceeds received. The shares and shares to be derived from the warrants were registered for trading on NASDAQ on May 22, 2006. As of December 31, 2006 no liability was recorded in respect of the liquidated damages as the Company does not deem it probable that such liquidated damages will be made.

          In December 2006 the Company decided to reduce the exercise price of the warrants issued by the Company to the investors from $7.9 per share to $6.87 per share - the closing price of the Company's ordinary shares on the Nasdaq Capital Market at the close of business immediately prior to execution of the agreement relating to the May 2006 issuance. The benefit of $37 to the warrant holders from the aforementioned reduction in the exercise price was recorded as a preferred dividend to the warrant holders.

          As of December 31, 2006, none of these warrants were exercised into the Company's ordinary shares.

     c. In November 2006 the Company issued in a private placement in consideration for $ 6,998, net of issuance expenses of $ 527, 1,750,000 Ordinary Shares and warrants to purchase up to 1,400,000 Ordinary Shares at an exercise price of $ 5.5 per share. The warrants are exercisable during a period ending June 30, 2011. The shares were registered for trading on NASDAQ on December 4, 2006. As of December 31, 2006, none of these warrants were exercised into the Company's ordinary shares.

     d.   Share option plans:

          Tdsoft had seven Share Option Plans, which provided for the grant by Tdsoft of option awards to purchase Ordinary shares of Tdsoft to officers, employees and directors of Tdsoft and its subsidiaries. Immediately upon allotment, the Ordinary shares purchased in exercise of the options would have the same rights as other Tdsoft Ordinary shares. The options vest ratably over vesting periods ranging from three to five years (mainly 5 years). The options expire 84 months from the date of issuance which was extended by the board of directors by additional 36 months. The exercise price of options under the plans is to be determined by the compensation committee. The exercise price for options granted in 2005, 2004 and 2003 was determined at fair market value at the date of each grant.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 12:- SHARE CAPITAL (CONT.)

          In August 2005, the board of directors of VocalTec resolved to transfer to the VocalTec 2003 Master Stock Option Plan all of the shares then available for grants of options under the other VocalTec option plans. Pursuant to the business combination, the number of shares underlying the 2003 Master Stock Option Plan was increased by 576,923 to a total of 1,038,462 shares, and VocalTec adopted each of Tdsoft's option plans, such that all outstanding options granted under the various Tdsoft option plans to purchase Ordinary shares of Tdsoft were assumed by VocalTec, except that the Tdsoft Ordinary shares underlying such options were replaced by VocalTec's Ordinary shares in amounts and for exercise prices in accordance with the conversion ratio set forth in the agreement for the business combination (and which options continued to be subject, except as set forth herein, to the terms of the Tdsoft option plans under which they were granted).

          Following consummation of the business combination, the Company's board of directors resolved (i) to effect certain amendments to the 2003 Master Stock Option Plan and (ii) that options granted under older stock option plans shall revert to the amended 2003 Master Stock Option Plan upon the expiration or cancellation of such option.

          Options granted under the VocalTec amended 2003 Master Stock Option Plan generally have a term of seven (7) years. However, options granted prior to December 13, 2005 have a term of ten (10) years. Earlier termination may occur if the employee's employment with the Company is terminated or if certain corporate changes or transactions occur. The Company's board of directors determines the grant and the exercise price at the time the options are granted upon recommendation of the compensation committee.

          Each stock option agreement specifies the date and period over which the option becomes exercisable. Options granted generally vest over a period of four years, either in equal quarterly installments of 6.25% of the option shares, starting three months after the date of grant, or 25% of the option shares are vested one year following option grant, and the remaining 75% vest in equal quarterly installments of 6.25% over the remaining three years. Vesting of options granted to employees is conditional upon the grantee remaining continuously employed by VocalTec or its subsidiaries.

          As of December 31, 2006, 357,670 share options are still available for future grants under the Company's existing plans, including an annual increase of 180,000 share options approved by the 2006 annual general meeting of the shareholders. Options which are cancelled or forfeited before expiration, become available for future grants.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 12:- SHARE CAPITAL (CONT.)

          A summary of the Company's share option activity under the plans is as follows:

                                           YEAR ENDED DECEMBER 31,
                            --------------------------------------------------
                                      2005                        2004
                            ----------------------       ---------------------
                                           WEIGHTED                    WEIGHTED
                                           AVERAGE                      AVERAGE
                            AMOUNT OF      EXERCISE     AMOUNT OF      EXERCISE
                            OPTIONS *)      PRICE       OPTIONS *)      PRICE
                            --------        ------       -------        ------

Outstanding -
   beginning of year          52,315        $ 8.05        49,776        $ 8.68
Granted                      860,416        $11.92        15,372        $ 3.50
Exercised                    (17,979)       $ 8.44             -        $    -
Forfeited                    (25,852)       $44.51       (12,833)       $ 5.04
                            --------                     -------

Outstanding - end of
   year                      868,900        $10.79        52,315        $ 8.05
                            ========        ======       =======        ======

Options exercisable -
   end of year               214,817        $26.68        22,357        $11.57
                            ========        ======       =======        ======

          *) The number and the exercise price of the options were restated to reflect such amounts and exercise prices as adjusted in business combination.

                                      YEAR ENDED DECEMBER 31, 2006
                              --------------------------------------------
                                                       WEIGHTED
                                          WEIGHTED      AVERAGE
                                           AVERAGE     REMAINING    AGGREGATE
                             AMOUNT OF    EXERCISE    CONTRACTUAL   INTRINSIC
                              OPTIONS       PRICE        TERM        VALUE
                              -------       -----        ----        -----

Outstanding -
   beginning of year          868,900        $10.79
Granted                       148,870        $ 5.62
Exercised                     (29,776)       $ 5.04
Forfeited                    (278,141)       $14.24
                             --------        ------

Outstanding - end of
   year                       709,853        $ 8.60       6.14       $   27
                             ========        ======       ====       ======
Vested and expected to
   vest - end of year         608,713        $ 6.14       6.11       $   26
                             ========        ======       ====       ======
Options exercisable -
   end of year                227,986        $ 7.13       5.77       $   17
                             ========        ======       ====       ======





          The weighted average fair values of the options granted during 2006, 2005 and 2004, were $ 3.22, $ 3.42 and $ 0.38, respectively. The total intrinsic value of options exercised during the year ended December 31,2006 was $102. All options were granted at an exercise price equal to the market value of the share at the date of grant.

          The following table summarizes information about options outstanding and exercisable at December 31, 2006:

                                  OPTIONS OUTSTANDING                 OPTIONS EXERCISABLE
                                 ----------------------       ----------------------------------
                                                WEIGHTED-
                                  AMOUNT         AVERAGE      WEIGHTED      AMOUNT       WEIGHTED
                               OUTSTANDING AT    REMAINING    AVERAGE    OUTSTANDING AT  AVERAGE
   RANGE OF                     DECEMBER 31,    CONTRACTUAL  EXERCISE     DECEMBER 31,   EXERCISE
EXERCISE PRICES                   2006             LIFE       PRICES         2006         PRICES
-----------                      -------           ----       -------       -------       -------
                                                  (YEARS)
                                                   ----
$ 3.00-7.50                      649,935           6.35       $  5.42       171,565       $  5.42
$ 7.50-18.75                      18,969           4.78       $ 11.07        16,216       $  9.97
$ 18.75-46.88                     20,934           5.21       $ 26.59        20,430       $ 26.26
$ 46.88-117.20                    17,919           2.21       $ 84.33        17,679       $ 84.68
$ 117.20-224.25                    2,096           2.80       $154.79         2,096       $154.79
                                 -------                                    -------       -------

                                 709,853           6.14       $  8.60       227,986       $ 15.07
                                 =======                                    =======       =======

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 13:- NET LOSS PER SHARE

          The following table sets forth the computation of basic and diluted net loss per Ordinary share:

                                                                      YEAR ENDED DECEMBER 31,
                                                             --------------------------------------
                                                               2006           2005            2004
                                                             -------        --------        -------
Numerator:
  Net loss                                                   $(7,012)       $ (6,630)       $(5,686)
  Accretion of redeemable convertible Preferred shares             -            (348)        (3,256)
  Induced conversion of convertible Preferred shares               -         (17,406)             -
  Cumulative dividend on convertible preferred shares              -          (2,585)             -
  Dividend in respect to reduction in exercise price
     of certain warrants                                         (37)
                                                             -------        --------        -------

Net loss attributable to common shareholders after
   allocation of undistributed earnings to convertible
   Preferred shares                                          $(7,049)       $(26,969)       $(8,942)
                                                             =======        ========        =======

Denominator:
  Weighted average number of Ordinary shares
     outstanding during the year used to compute basic
     and diluted net loss per Ordinary share                   5,436             792            370
                                                             =======        ========        =======

Basic and diluted net loss per Ordinary share                $ (1.30)       $ (34.05)       $(24.16)
                                                             =======        ========        =======

NOTE 14:- GEOGRAPHIC AND MAJOR CUSTOMERS INFORMATION

     The Company manages its business on a basis of one reportable segment. The Company follows the guidance in Statement of Financial Accounting Standards No. 131, "Disclosure about Segment of an Enterprise and Related Information".

                                                              YEAR ENDED DECEMBER 31,
                                                         --------------------------------
                                                          2006         2005         2004
                                                         ------       ------       ------
Sales classified by geographic areas based on end-
  customer location:
  Europe                                                 $4,299       $2,718       $1,599
  Americas (principally United States)                      770          992          655
  Asia                                                      882          275          567
  Israel                                                    540          608        1,331
  Africa and Middle East                                    789            -            -
                                                         ------       ------       ------

                                                         $7,280       $4,593       $4,152
                                                         ======       ======       ======

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 14:- GEOGRAPHIC AND MAJOR CUSTOMERS INFORMATION (CONT.)

                                                                   YEAR ENDED DECEMBER 31,
                                                       --------------------------------------------
                                                           2006              2005            2004
                                                       ------------      ------------    ----------
                                                                              %
                                                       -------------------------------------------
 Sales to a single customer exceeding 10%:*)
   Customer A                                               13                18                *)
   Customer B                                               *)                *)                12
   Customer C                                               *)                *)                11
   Customer D                                               *)                16                13
   Customer E                                               *)                *)                10
   Customer F                                               18                *)                *)

*)   Less than 10%

NOTE 15:- RESEARCH AND DEVELOPMENT, NET

                                             YEAR ENDED DECEMBER 31,
                                        --------------------------------
                                         2006         2005         2004
                                        ------       ------       ------

Research and development expenses       $5,439       $5,669       $5,474
Less- participations from:
  OCS                                      799          557            -
  BIRD                                      21          749            -
                                        ------       ------       ------

                                        $4,619       $4,363       $5,474
                                        ======       ======       ======

NOTE 16:- FINANCIAL INCOME, NET

                                                              YEAR ENDED DECEMBER 31,
                                                           -----------------------------
                                                            2006        2005        2004
                                                           -----        ----       -----
Financial income :
  Interest on cash and cash equivalents, net of bank
    fees                                                   $ 112        $173       $ 168
  Foreign currency translation adjustments, net              (80)         11          (3)
                                                           -----        ----       -----

                                                           $  32        $184       $ 165
                                                           =====        ====       =====

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 17:- TAXES ON INCOME

     a. Measurement of taxable income under the Income Tax Law (Inflationary Adjustments), 1985:

          Results for tax purposes are measured and reflected in real terms in accordance with the change in the Israeli Consumer Price Index ("CPI"). As explained in Note 2b, the consolidated financial statements are presented in U.S. dollars. The differences between the change in Israel's CPI and in the NIS/U.S. dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes reflected in the consolidated financial statements. In accordance with paragraph 9(f) of SFAS No. 109, VocalTec Ltd. and Tdsoft Ltd. have not provided deferred income taxes on the differences resulting from changes in exchange rates and indexing for tax purposes.

     b. Tax benefits under Israel's Law for the Encouragement of Industry (Taxation), 1969:

          VocalTec Ltd. and Tdsoft Ltd. are considered each an "industrial company", as defined by the Law for the Encouragement of Industry (Taxes), 1969, and as such, are entitled to certain tax benefits, mainly the right to claim public issuance expenses and accelerated depreciation.

     c. Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

          Certain investments of VocalTec Ltd. and Tdsoft Ltd. received "Approved Enterprise" status through the "Alternative Benefits" track, and, as such, are eligible for various benefits. VocalTec Ltd. and Tdsoft Ltd. currently have two and four "Approved Enterprise" programs, respectively. These benefits include accelerated depreciation of equipment used in the investment program, as well as a full tax exemption on undistributed income for a period of two years and reduced tax rates of 25% or less for an additional period of up to eight years (depending on the percentage of foreign ownership), commencing with the date on which taxable income is first earned. Since VocalTec Ltd. and Tdsoft Ltd. have had no taxable income since inception, the benefits period has not yet commenced.

          The period of tax benefits detailed above, except in the full tax exemption period, is subject to a limit of 12 years from the commencement of production, or 14 years from the approval date, whichever is earlier. The entitlement to the above benefits is conditional upon VocalTec Ltd. and Tdsoft Ltd. fulfilling the conditions stipulated by the above law, regulations published there-under and the letters of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be cancelled and VocalTec Ltd. and Tdsoft Ltd. may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2006, management believes that VocalTec Ltd. and Tdsoft Ltd. are meeting all of the aforementioned conditions.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 17:- TAXES ON INCOME (CONT.)

          The tax-exempt income attributable to the "Approved Enterprise" can be distributed to shareholders without subjecting the distributing company to taxes only upon the complete liquidation of the company. If these retained tax-exempt profits are distributed in a manner other than in the complete liquidation of the company, they would be taxed at the corporate tax rate applicable to such profits as if the company had not elected the alternative track of benefits, currently 25% for an "Approved Enterprise". As of December 31, 2006, the accumulated deficit of each company does not include tax-exempt profits earned by their "Approved Enterprise".

          Income from sources other than the "Approved Enterprise" during the benefit period will be subject to tax at the regular corporate tax rate of 31%. The regular corporate tax rate is to be gradually reduced to 25% by 2010 (29% in 2007, 27% in 2008, 26% in 2009 and 25% in
          2010).

     d. VocalTec Ltd. received final tax assessment for the tax years up to 2000. Tdsoft Ltd. received final tax assessment for the tax years up to 2001.

     e. VocalTec Ltd. and Tdsoft Ltd. have net operating loss carryforwards for tax purposes of approximately $ 117,000 and $ 43,000 as of December 31, 2006, respectively, which may be carried forward indefinitely. VocalTec Communications Inc. and Tdsoft Communications, Inc., which are subject to U.S. income taxes, have a loss for tax purposes of approximately $9,000 as of December 31, 2006. These losses can be carried forward until 2025. A valuation allowance was recorded for the entire deferred tax asset in respect of the carryforward losses, due to the uncertainty regarding future realization. Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax regarding the loss carryforward will not be realized in the foreseeable future.

          Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

     f.   Tax benefit is comprised as follows:

                                 YEAR ENDED DECEMBER 31,
                       ------------------------------------------
                          2006            2005           2004
                       -----------       ------       -----------
Foreign:
  Current taxes        $         -       $   19       $         -
                       ===========       ======       ===========

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 17:- TAXES ON INCOME (CONT.)

     g.   Deferred taxes on income:

          Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and the tax effect for carryforward losses. Significant components of the Company's deferred tax assets are as follows:

                                                             DECEMBER 31
                                                       ------------------------
                                                         2006            2005
                                                       --------        --------

Deferred tax asset:
  Reserves and allowances                              $    468        $    707
  Net operating losses carryforward                      42,250          36,063
                                                       --------        --------

Net deferred tax asset before valuation allowance        42,718          36,770
Valuation allowance                                     (42,718)        (36,770)
                                                       --------        --------

Net deferred tax asset                                 $      -        $      -
                                                       ========        ========

          Management currently believes that since the Company has a history of losses, it is more likely than not that the deferred tax asset will not be utilized.

     h.   Loss before income taxes is comprised as follows:

                     YEAR ENDED DECEMBER 31,
              -------------------------------------
                2006           2005           2004
              -------        -------        -------

Israel        $(6,396)       $(6,429)       $(5,392)
Foreign          (616)          (220)          (294)
              -------        -------        -------

              $(7,012)       $(6,649)       $(5,686)
              =======        =======        =======

     i. The difference between the theoretical tax computed and the actual tax expense resulted mainly from valuation allowance recorded with respect to carryforward losses and other temporary differences, primarily related to severance and vacation reserves.